Effective December 16, 2008, the Disciplined Growth Fund's investment policy was amended as follows:
"The Fund will invest in companies that the portfolio manager identifies through extensive quantitative research. In selecting stocks, the portfolio manager focuses on individual stock selection, utilizing quantitative screens that rely on a combination of value, profit margin, sentiment and momentum factors. Examples of the screens used include ranking companies based on valuation ratios, profitability ratios, and analyst sentiment. At his discretion, the portfolio manager may modify or eliminate the specific screens used or the emphasis placed on any particular factor from time to time."